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                 September 24, 2020

       Ryan L. Smith
       President, Chief Executive Officer and Chief Financial Officer U.S. ENERGY CORP
       675 Bering Dr, Suite 100
       Houston, Texas 77057

                                                        Re: U.S. ENERGY CORP
                                                            Registration
Statement on Form S-3
                                                            Filed September 18,
2020
                                                            File No. 333-248906

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Attorney Advisor, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David M. Loev, Esq.